Via Facsimile and U.S. Mail
Mail Stop 4720

December 29, 2009

Mark E. Watson III
President and Chief Executive Officer
Argo Group International Holdings, LTD.
110 Pitts Bay Road
Pembroke HM08
Bermuda

Re: **Argo Group International Holdings, LTD.**
        Form 10-K for the Year Ended December 31, 2008
        Filed March 6, 2009
        File No. 001-15259
        DEF14A
        Filed March 16, 2009
        File No. 001-15259

Dear Mr. Watson:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008
Item 1. Business
Reinsurance, page 12

1. We note that you have a significant reinsurance recoverable of $1.2 billion at December 31, 2008. Please disclose the credit ratings of the reinsurers.

DEF 14A
Related Party Transactions, page 5

2. Please file each of the related party agreements with Fayez Sarofin & Co. and Swett & Crawford pursuant to the requirements of Item 601(b)(10)(ii)(A) of Regulation S-K or provide us with an analysis of supporting your determination that these agreements are immaterial to your business in amount and significance. Please advise us whether the broker agreement with Swett & Crawford is pursuant to standard terms.

EXECUTIVE COMPENSATION
Summary Compensation Table, page 20

3. For each Named Executive Officer for whom perquisites and personal benefits exceeded $10,000, please identify separately by type, each perquisite or personal benefit, regardless of amount. Additionally, for each such NEO, each perquisite or personal benefit that exceeds the greater of $2,500 or 10% of the total amount of perquisites and personal benefits for that NEO must be quantified and disclosed in a footnote. Such footnote must include the methodology used for computing the aggregate incremental cost. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Nandini A. Acharya, Staff Attorney, at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant